

Mailstop 3233

June 22, 2017

Via E-Mail
Phillip A. Reinsch
President, Chief Executive Officer, Chief Financial Officer, and Secretary
Capstead Mortgage Corporation
8401 North Central Expressway, Suite 800
Dallas, TX 75225-4404

> **Re:** **Capstead Mortgage Corporation**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 1-8896**

Dear Mr. Reinsch:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
  Commodities